UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: November 6, 2014

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. dated November 6, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: November 6, 2014	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY OFFSHORE PARTNERS

REPORTS THIRD QUARTER 2014 RESULTS

Highlights

•	Generated distributable cash flow of $45.2 million in the third quarter of 2014, an increase of 5 percent from the same period last year.

•	Declared third quarter 2014 cash distribution of $0.5384 per common unit.

•	In October 2014, signed a letter of intent for the Libra FPSO project in Brazil, through its 50/50 joint venture with Odebrecht.

•	In October 2014, agreed to acquire six on-the-water long-distance towing and anchor handling vessels for approximately $220 million.

•	In August 2014, Suksan Salamander FSO commenced full operations under its ten-year charter contract.

•	Liquidity of approximately $448 million as at September 30, 2014.

Hamilton, Bermuda, November 6, 2014 - Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter ended September 30, 2014. During the third quarter of 2014, the Partnership generated distributable cash flow(1) of $45.2 million, compared to $43.0 million in the same period of the prior year. The increase in distributable cash flow was primarily due to the delivery of three BG Shuttle Tanker newbuildings in August and November 2013 and January 2014 and the delivery of the Suksan Salamander FSO unit in August 2014, partially offset by the expiration of time-charter contracts since the fourth quarter of 2013 relating to three existing shuttle tankers.

On October 3, 2014, a cash distribution of $0.5384 per common unit was declared for the quarter ended September 30, 2014. The cash distribution is payable on November 14, 2014 to all unitholders of record on October 17, 2014.

“The Partnership’s third quarter distributable cash flow improved from the previous quarter but was again negatively impacted by the delay in start-up of the Hi-Load DP unit charter contract,” commented Peter Evensen, Teekay Offshore GP LLC’s Chief Executive Officer. “We have agreed with Petrobras to perform further operational tests and while the testing period is taking longer than originally planned, we acknowledge that additional testing is often required when introducing a new technology.”

“Looking forward, since reporting our second quarter results in August, we have continued to secure new growth in the Partnership’s expanding Offshore Production and Offshore Logistics businesses,” Mr. Evensen continued. “Through our 50/50 joint venture with Brazil-based Odebrecht, we recently signed a letter of intent to provide Petrobras with an early well test FPSO for the Libra field, which is considered to be the largest oil field in Brazil. The Libra FPSO will be converted from an existing Teekay Offshore shuttle tanker and is scheduled to commence its charter contract with Petrobras in early-2017. In our Offshore Logistics business, we are also pleased to announce that our wholly-owned subsidiary, ALP Maritime, has agreed to acquire six modern long-distance towing and anchor handling vessels for an en bloc price of approximately $220 million. This acquisition, combined with ALP’s four existing state-of-the-art newbuildings, positions ALP as the leading provider of dynamically-positioned towage vessels in the growing global ocean towage and offshore unit installation market. As a result, we believe that this acquisition also enhances the value of ALP’s existing four newbuildings given the greater scale to bid on a broader range of projects.”

(1)

Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of distributable cash flow to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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“These new growth projects will further add to the Partnership’s strong existing pipeline of accretive projects delivering between 2014 and 2017,” Mr. Evensen continued. “The Petrojarl Knarr FPSO, which is currently being reviewed by the Partnership’s Conflicts Committee for purchase, is anticipated to achieve first oil and contract start-up in December of this year. Together with the Partnership’s directly executed organic projects, recent on-the-water acquisitions and the four remaining potential FPSO dropdown candidates at Teekay Corporation, this built-in growth provides unitholders with clear visibility to anticipated increases in the Partnership’s distributable cash flow for the next several years.”

Summary of Recent Events

Libra FPSO Project

In October 2014, Teekay Offshore, through its 50/50 joint venture with Odebrecht Oil & Gas S.A (Odebrecht), signed a letter of intent with Petroleo Brasileiro SA (Petrobras) to provide a floating production, storage and offloading (FPSO) unit for the Libra field located in the Santos Basin offshore Brazil. The contract, which is expected to be finalized in the fourth quarter of 2014, will be serviced by a new FPSO unit converted from the Partnership’s 1995-built shuttle tanker, the Navion Norvegia. The conversion project will be completed at Sembcorp Marine’s Jurong Shipyard in Singapore and is scheduled to commence operations in early-2017 under a 12-year firm period fixed-rate contract with Petrobras. The FPSO conversion is expected to be completed for a total fully built-up cost of approximately $1 billion.

Acquisition of Towage Vessels

In late-October 2014, Teekay Offshore, through its wholly-owned subsidiary ALP Maritime Services B.V. (ALP), agreed to acquire six modern on-the-water long-distance towing and anchor handling vessels for approximately $220 million. The vessels to be acquired were built between 2006 and 2010 and are all equipped with dynamic positioning (DP) capabilities. The Partnership expects to take delivery of the six vessels during the fourth quarter of 2014 and the first quarter of 2015. Including these vessels, along with ALP’s four state-of-the-art long-distance towing and anchor handling newbuildings scheduled to deliver in 2016, ALP will become the world’s largest owner and operator of DP towing and anchor handling vessels. All ten vessels will be capable of long-distance towing and offshore unit installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (FLNG) units and floating drill rigs. The acquisition remains subject to customary closing conditions, including the completion of vessel inspections and documentation.

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Teekay Offshore’s Fleet

The following table summarizes Teekay Offshore’s fleet as of November 1, 2014.

	Number of Vessels
	Owned Vessels		Chartered- in Vessels	Committed Newbuildings / Conversions		Conversion Candidates		Total
Shuttle Tanker Segment	31	(i)(ii)	2	—		1	(iii)	34
FPSO Segment	5	(iv)	—	1	(v)	—		6
FSO Segment	6		—	—		—		6
Conventional Tanker Segment	4		—	—		—		4
Towage Segment	6	(vi)	—	4	(vii)	—		10
Floating Accommodation Segment	—		—	3	(viii)	—		3

Total	52		2	8		1		63

(i)

Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and two shuttle tankers in which Teekay Offshore’s ownership interest is 67 percent. One of the 67-percent owned shuttle tankers, the Randgrid, will commence its conversion to a floating storage and offtake (FSO) unit for the Gina Krog FSO project after its current shuttle tanker charter contract expires in 2015.

(ii)	Includes one Hi-Load DP unit expected to commence its charter contract in 2015 once operational testing has been completed.
(iii)	Consists of one shuttle tanker which is currently in lay-up and is a candidate for conversion to an offshore asset.
(iv)	Includes one FPSO unit, the Cidade de Itajai, in which Teekay Offshore’s ownership interest is 50 percent.
(v)

Consists of one shuttle tanker, the Navion Norvegia, which is to be converted to an FPSO unit and is expected to commence its 12-year contract in early-2017 in the Partnership’s 50/50 joint venture with Odebrecht.

(vi)	Consists of six towing and anchor handling vessels which the Partnership has agreed to acquire during the fourth quarter of 2014 and the first quarter of 2015.
(vii)	Consists of four long-haul towing and anchor handling vessel newbuildings scheduled to deliver in 2016.
(viii)	Consists of three floating accommodation unit (FAU) newbuildings scheduled to deliver between the first quarter of 2015 and the fourth quarter of 2016.

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Other Future Growth Opportunities

Pursuant to an omnibus agreement that the Partnership entered into in connection with its initial public offering in December 2006, Teekay Corporation is obligated to offer to the Partnership its interests in certain shuttle tankers, FSO units and FPSO units that Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. The Partnership may also acquire other vessels that Teekay Corporation may offer it from time to time and also intends to pursue direct acquisitions from third parties and new organic offshore projects.

Offshore Production

FPSO Units

In June 2011, Teekay Corporation entered into a contract with BG Norge Limited (BG) to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by a newbuilding FPSO unit, the Petrojarl Knarr (Knarr), which completed construction and arrived in Norway in mid-September 2014. Following field installation and offshore testing, which is expected to be completed in December 2014, the unit is expected to commence its ten-year time-charter contract with BG. In September 2014, the Partnership received a formal offer from Teekay Corporation to acquire the Knarr FPSO unit for Teekay Corporation’s fully built-up cost of approximately $1.16 billion. The offer is currently being reviewed by the Conflicts Committee of the Partnership’s Board of Directors. Consideration for the acquisition would include cash and assuming an $815 million long-term debt facility and may include common units issued to Teekay Corporation. Once approved by the Conflicts Committee and the Partnership’s Board of Directors, the acquisition will remain subject to the Knarr FPSO achieving first oil.

Pursuant to the omnibus agreement and subsequent agreements, Teekay Corporation is obligated to offer to sell to the Partnership the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporation and operating under a long-term contract in the North Sea, subject to approvals required from the charterer. The purchase price for the Petrojarl Foinaven would be based on fair market value.

Teekay Corporation owns three additional FPSO units, the Hummingbird Spirit, the Petrojarl Banff and the Petrojarl 1, which may also be offered to the Partnership in the future pursuant to the omnibus agreement.

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht to jointly pursue FPSO projects in Brazil. Odebrecht is a well-established Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 120,000 employees and a presence in over 20 countries. Through the joint venture agreement, Odebrecht is a 50 percent partner in the Cidade de Itajai FPSO and the new Libra FPSO project, and the Partnership is currently working with Odebrecht on other FPSO project opportunities.

Offshore Logistics

Shuttle Tankers (including Hi-Load DP Units)

In September 2013, the Partnership acquired a 2010-built Hi-Load DP unit from Remora AS (Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $60 million, including modification and mobilization costs. The Hi-Load DP unit continues to undergo operational testing, and related delays in commencement of operations may affect previously anticipated cash flow from the unit. Upon successful completion of the testing, the unit is expected to commence its time-charter contract with Petrobras in Brazil. Under the terms of an agreement between Remora and Teekay Offshore, the Partnership has a right of first refusal to acquire any future Hi-Load DP projects developed by Remora. In July 2013, Remora was awarded a contract by BG E&P Brasil Ltd. to undertake a front-end engineering and design (FEED) study to develop the next generation of Hi-Load DP units. The design, which is based on the main parameters of the first generation design, is expected to include new features such as increased engine power and capability to maneuver vessels larger than Suezmax conventional tankers.

FSO Units

In May 2013, the Partnership entered into an agreement with Statoil Petroleum AS (Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit converted from the 1995-built shuttle tanker, the Randgrid, which the Partnership currently owns through a 67 percent-owned subsidiary. The Partnership will acquire full ownership of the vessel prior to its conversion. The FSO

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conversion project is expected to cost approximately $280 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization, and the cost of acquiring the remaining 33 percent ownership interest in the Randgrid shuttle tanker. Following scheduled completion in early-2017, the newly converted FSO unit will commence operations under a three-year time-charter contract with Statoil, which includes 12 additional one-year extension options.

Floating Accommodation Units

In August 2014, the Partnership acquired Logitel Offshore Holding AS (Logitel), a Norway-based company focused on the high-end floating accommodation market. Logitel is currently constructing three newbuilding FAUs, based on the Sevan Marine ASA (Sevan) cylindrical hull design, at the COSCO (Nantong) Shipyard (COSCO) in China. Prior to being acquired by the Partnership, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petrobras in Brazil for the first FAU, which is scheduled to deliver in the first quarter of 2015. The Partnership expects to secure charter contracts for the remaining two newbuilding FAUs prior to their respective scheduled deliveries in the fourth quarter of 2015 and the fourth quarter of 2016. In addition, the Partnership currently holds options to order up to an additional five FAUs from the COSCO shipyard.

Towage Vessels

In March 2014, Teekay Offshore acquired ALP Maritime Services B.V. (ALP), a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. ALP currently provides these services through a fleet of third-party owned vessels. As part of the transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings, which will be equipped with DP capabilities, for a fully built-up cost of approximately $260 million. These newbuildings will be capable of ultra-long distance towing and offshore unit installation and decommissioning of large floating exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs, and are scheduled to deliver during 2016.

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Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) of $28.8 million for the quarter ended September 30, 2014, compared to $10.5 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $0.3 million and $36.3 million for the quarters ended September 30, 2014 and 2013, respectively, as detailed in Appendix A to this release. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $28.5 million for the third quarter of 2014, compared to net loss attributable to the partners of $25.8 million in the same period of the prior year. Net revenues(2) increased to $229.8 million for the third quarter of 2014, compared to $207.3 million in the same period of the prior year.

The Partnership reported adjusted net income attributable to the partners(1) of $83.7 million for the nine months ended September 30, 2014, compared to $39.1 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $53.3 million and increasing net income by $12.9 million for the nine months ended September 30, 2014 and 2013, respectively, as detailed in Appendix A to this release. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $30.4 million for the nine months ended September 30, 2014, compared to $52.0 million in the same period of the prior year. Net revenues(2) increased to $670.7 million for the nine months ended September 30, 2014, compared to $595.6 million in the same period of the prior year.

Adjusted net income attributable to the partners for the three and nine months ended September 30, 2014 increased from the same periods in the prior year, mainly due to the acquisitions of the Voyageur Spirit FPSO unit and a 50 percent interest in the Cidade de Itajai FPSO unit in the second quarter of 2013, the delivery and commencement of the time-charters with a subsidiary of BG Group plc for four newbuilding shuttle tankers (the BG Shuttle Tankers) in June, August and November 2013 and January 2014 and the delivery of the Suksan Salamander FSO unit in August 2014. These increases were partially offset by the sale or lay-up of four older shuttle and conventional tankers during 2013 and 2014 as their related charter contracts expired or terminated. For the nine months ended September 30, 2014 and the three and nine months ended September 30, 2013, the indemnification payments of $3.5 million, $13.0 million and $30.0 million, respectively, received from Teekay Corporation for the Voyageur Spirit FPSO off-hire, were not included in adjusted net income but instead were accounted for as an equity adjustment.

For accounting purposes, the Partnership is required to recognize, through the consolidated statements of income (loss), changes in the fair value of derivative instruments as unrealized gains or losses. This revaluation does not affect the economics of any hedging transactions nor does it have any impact on the Partnership’s actual cash flows or the calculation of its distributable cash flow.

(1)

Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income (loss) that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

(2)

Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.

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Operating Results

The following table highlights certain financial information for four of Teekay Offshore’s current segments: the Shuttle Tanker segment, the FPSO segment, the FSO segment, and the Conventional Tanker segment (please refer to the “Teekay Offshore’s Fleet” section of this release above and Appendices C through F for further details).

	Three Months Ended September 30, 2014 (unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Net revenues(1)	118,810	92,801	11,748	6,461	229,820
Vessel operating expenses	(38,970)	(43,141)	(7,969)	(1,558)	(91,638)
Time-charter hire expense	(7,085)	—	—	—	(7,085)
Depreciation and amortization	(27,727)	(18,186)	(2,232)	(1,614)	(49,759)
CFVO from consolidated vessels(2)	65,092	41,358	4,072	4,108	114,630
CFVO from equity accounted vessel(3)	—	5,506	—	—	5,506
Total CFVO(2)(3)	65,092	46,864	4,072	4,108	120,136

	Three Months Ended September 30, 2013 (unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Net revenues(1)	112,446	73,908	14,129	6,829	207,312
Vessel operating expenses	(37,221)	(42,773)	(7,547)	(1,494)	(89,035)
Time-charter hire expense	(14,142)	—	—	—	(14,142)
Depreciation and amortization	(29,720)	(17,789)	(2,736)	(1,675)	(51,920)
CFVO from consolidated vessels(2)	54,136	22,623	7,438	3,272	87,469
CFVO from equity accounted vessel(3)	—	4,852	—	—	4,852
Total CFVO(2)(3)	54,136	27,475	7,438	3,272	92,321

(1)

Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C, included in this release for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

(2)

Cash flow from vessel operations (CFVO) from consolidated vessels represents income from vessel operations before depreciation and amortization expense and amortization of in-process revenue contracts and deferred gains, and includes the realized gains (losses) on the settlement of foreign exchange forward contracts, and cash flow from vessel operations relating to its discontinued operations and adjustments for direct financing leases to a cash basis. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix E included in this release for a description and reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

(3)

CFVO from equity accounted vessel represents the Partnership’s 50 percent share of CFVO from the Cidade de Itajai FPSO unit. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessel (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

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Shuttle Tanker Segment

Cash flow from vessel operations from the Partnership’s Shuttle Tanker segment increased to $65.1 million in the third quarter of 2014 compared to $54.1 million for the same period of the prior year, primarily due to the delivery of three BG Shuttle Tanker newbuildings and commencement of their respective time-charters in August and November 2013 and January 2014, partially offset by the expiration of time-charter out contracts for three existing shuttle tankers since the fourth quarter of 2013.

FPSO Segment

Cash flow from vessel operations from the Partnership’s FPSO segment, including one equity-accounted FPSO unit, increased to $46.9 million for the third quarter of 2014 compared to $27.5 million for the same period of the prior year, primarily due to cash flows from the Voyageur Spirit FPSO unit related to the commencement of its charter in August 2013. Cash received from Teekay Corporation in relation to the Voyageur Spirit indemnification of $13.0 million during the three months ended September 30, 2013 was not included as part of cash flow from vessel operations, but was instead accounted for as an equity adjustment.

FSO Segment

Cash flow from vessel operations from the Partnership’s FSO segment decreased to $4.1 million in the third quarter of 2014 compared to $7.4 million for the same period of the prior year, primarily due to the scheduled drydocking of the Navion Saga FSO in the third quarter of 2014 and a reduced rate upon re-contracting of the Pattani Spirit FSO in the second quarter of 2014, partially offset by the delivery of the Suksan Salamander FSO in August 2014.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment increased to $4.1 million in the third quarter of 2014 compared to $3.3 million for the same period of the prior year, primarily due to the sale of a vessel in the third quarter of 2013 which had negative cash flow from vessel operations during that quarter.

Liquidity and Continuous Offering Program Update

In 2013, the Partnership implemented a continuous offering program (COP) under which the Partnership may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. As at September 30, 2014, the Partnership sold an aggregate of 296,858 common units under the COP, generating proceeds of approximately $10.0 million (including the Partnership’s general partner’s 2 percent proportionate capital contribution and net of offering costs). The Partnership did not sell any common units under the COP during the third quarter of 2014.

As of September 30, 2014, the Partnership had total liquidity of $448.2 million, which consisted of $224.6 million in cash and cash equivalents and $223.6 million in undrawn revolving credit facilities.

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Conference Call

The Partnership plans to host a conference call on Friday, November 7, 2014 at noon (ET) to discuss the results for the third quarter of 2014. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-800-499-4035 or 416-204-9269, if outside North America, and quoting conference ID code 2181019.

•	By accessing the webcast, which will be available on Teekay Offshore’s website at www.teekayoffshore.com (the archive will remain on the website for a period of 30 days).

A supporting Third Quarter 2014 Earnings Presentation will also be available at www.teekayoffshore.com in advance of the conference call start time.

The conference call will be recorded and available until Friday, November 14, 2014. This recording can be accessed following the live call by dialing 1-888-203-1112 or 647-436-0148, if outside North America, and entering access code 2181019.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production, storage services and floating accommodation to the offshore oil industry focusing on the fast-growing, deepwater offshore oil regions of the North Sea and Brazil. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) and owns interests in 33 shuttle tankers (including two chartered-in vessels and one vessel currently in lay-up as a candidate for conversion to an offshore unit), six floating production storage and offloading (FPSO) units (including one committed FPSO conversion unit), six floating storage and offtake (FSO) units (excluding one committed FSO conversion unit), one Hi-Load Dynamic Positioning (DP) unit, ten long-haul towing and anchor handling vessels (including six vessels Teekay Offshore has agreed to acquire and four newbuildings), three floating accommodation unit newbuildings and four conventional oil tankers. The majority of Teekay Offshore’s fleet is employed on medium-term, stable contracts. In addition, Teekay Offshore also has rights to participate in certain other FPSO, shuttle tanker and Hi-Load DP opportunities provided by Teekay Corporation (NYSE: TK), Sevan Marine ASA (Oslo Bors: SEVAN) and Remora AS.

Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO”.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442

Web site: www.teekayoffshore.com

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TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Nine Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013(1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	258,442	241,402	235,561	759,078	670,085

Voyage expenses	(28,622)	(26,256)	(28,249)	(88,332)	(74,470)
Vessel operating expenses	(91,638)	(88,184)	(89,035)	(267,952)	(252,878)
Time-charter hire expense	(7,085)	(4,975)	(14,142)	(23,472)	(43,012)
Depreciation and amortization	(49,759)	(48,474)	(51,920)	(146,721)	(146,695)
General and administrative	(14,038)	(18,054)	(12,600)	(46,941)	(33,407)
Write-down of vessels(2)	(4,759)	—	(57,502)	(4,759)	(57,502)
Restructuring recovery (charge)(3)	—	821	(449)	262	(2,503)

Income (loss) from vessel operations	62,541	56,280	(18,336)	181,163	59,618

Interest expense	(22,911)	(21,568)	(16,789)	(63,399)	(44,452)
Interest income	145	190	467	512	2,127
Realized and unrealized (losses) gains on derivative instruments (4)	(9,432)	(38,144)	(7,952)	(84,208)	24,872
Equity income	2,486	2,388	1,199	8,577	2,797
Foreign currency exchange loss(5)	(939)	(2,836)	(2,730)	(4,550)	(2,813)
Loss on bond repurchase(6)	—	—	—	—	(1,759)
Other (expense) income – net	(278)	72	310	184	884

Income (loss) from continuing operations before income tax expense	31,612	(3,618)	(43,831)	38,279	41,274
Income tax expense	(1,468)	(182)	(107)	(2,913)	(329)

Net income (loss) from continuing operations	30,144	(3,800)	(43,938)	35,366	40,945
Net loss from discontinued operations(7)	—	—	(333)	—	(4,642)

Net income (loss)	30,144	(3,800)	(44,271)	35,366	36,303

Non-controlling interests in net income (loss)	1,623	1,654	(18,483)	4,956	(13,432)
Dropdown Predecessor’s interest in net income(1)	—	—	—	—	(2,225)
Preferred unitholders’ interest in net income (loss)	2,719	2,719	2,719	8,156	4,531
General Partner’s interest in net income (loss)	4,376	3,696	2,148	12,015	9,053
Limited partners’ interest in net income (loss)	21,426	(11,869)	(30,655)	10,239	38,376
Weighted-average number of common units:
- basic	85,681,495	85,529,102	83,700,905	85,556,125	82,190,727
- diluted	85,717,631	85,529,102	83,700,905	85,626,915	82,205,069
Total number of common units outstanding at end of period	85,681,495	85,681,495	83,702,079	85,681,495	83,702,079

(1)

Results for the Voyageur Spirit FPSO unit for the period beginning April 13, 2013 prior to its acquisition by the Partnership on May 2, 2013 when it was owned and operated by Teekay Corporation, are included in Dropdown Predecessor.

(2)

Write-down of vessels for the three and nine months ended September 30, 2014 includes the impairment of one of the Partnership’s 1990s-built shuttle tankers to its estimated fair value. The write-down is the result of the pending expiration of the current contract for this vessel in December 2014, which is expected to be re-chartered at a lower rate. Write-down of vessels for the three and nine months ended September 30, 2013 include the impairment of four of the Partnership’s 1990s-built shuttle tankers to their estimated fair value, including the impairment of $37.2 million for two shuttle tankers which the Partnership owns through a 50 percent-owned consolidated subsidiary. The write-downs were the result of the re-contracting of two of the vessels at lower than expected rates during the third quarter of 2013, the cancellation of a short-term contract in September 2013 and a change in expectations for a contract renewal for the remaining shuttle tanker operating in Brazil.

(3)

Restructuring charges for the nine months ended September 30, 2014 and the three months ended June 30, 2014 include a $0.8 million reimbursement relating to the reorganization of the Partnership’s shuttle tanker marine operations, which were completed during 2013. In addition, restructuring charges for the nine months ended September 30, 2014 relate to the reflagging of one shuttle tanker. Restructuring charges for the three and nine months ended September 30, 2013 relate to the reflagging of one shuttle tanker. In addition, restructuring charges for the nine months ended September 30, 2013 relate to the reorganization of the Partnership’s shuttle tanker and conventional tanker marine operations.

(4)

Realized (losses) gains on derivative instruments relate to amounts the Partnership actually paid or received to settle derivative instruments, and the unrealized gains (losses) on derivative instruments relate to the change in fair value of such derivative instruments, as detailed in the table below:

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	Three Months Ended			Nine Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Realized (losses) gains relating to:
Interest rate swaps	(13,799)	(13,997)	(14,354)	(41,859)	(48,032)
Foreign currency forward contracts	(278)	196	722	(581)	(571)
Interest rate swap termination	—	—	(31,798)	—	(31,798)

	(14,077)	(13,801)	(45,430)	(42,440)	(80,401)

Unrealized gains (losses) relating to:
Interest rate swaps	6,940	(22,985)	4,715	(40,152)	76,617
Foreign currency forward contracts	(2,295)	(1,358)	965	(1,616)	(3,142)
Interest rate swap termination	—	—	31,798	—	31,798

	4,645	(24,343)	37,478	(41,768)	105,273

Total realized and unrealized (losses) gains on derivative instruments	(9,432)	(38,144)	(7,952)	(84,208)	24,872

(5)

Foreign currency exchange losses include realized gains relating to the amounts the Partnership received to settle its non-designated cross currency swaps that were entered into as an economic hedge relating to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds as detailed in the table below. The Partnership issued NOK 600 million unsecured bonds in 2010 that matured in the fourth quarter of 2013, of which it repurchased NOK 388.5 million in the first quarter of 2013 and recognized a realized gain of $6.8 million on the partial early termination of a cross currency swap and a realized foreign exchange loss of $6.6 million on the repurchase of the bonds. The Partnership also issued NOK 600 million of unsecured bonds in 2012 maturing in 2017, NOK 1,300 million of unsecured bonds in 2013 maturing in 2016 and 2018, and NOK 1,000 million of unsecured bonds in 2014 maturing in 2019. Foreign exchange losses also include unrealized (losses) gains relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds, as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Realized (losses) gains on cross-currency swaps	(497)	(38)	331	(519)	1,353
Realized gain on partial termination of cross-currency swap	—	—	—	—	6,800
Realized foreign exchange loss on partial repurchase of NOK bonds	—	—	—	—	(6,573)
Unrealized (losses) gains on cross-currency swaps	(18,806)	(14,267)	747	(25,498)	(34,062)
Unrealized gains (losses) on revaluation of NOK bonds	21,561	11,431	(3,235)	23,862	35,026

(6)

Loss on bond repurchase for the nine months ended September 30, 2013 relates to the repurchase in the first quarter of 2013 of NOK 388.5 million of the Partnership’s NOK 600 million bond issue at a premium.

(7)

Results for three conventional tankers (Leyte Spirit, Poul Spirit and Gotland Spirit), which the Partnership sold during 2013, have been included in net loss from discontinued operations for the periods presented.

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TEEKAY OFFSHORE PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at	As at
	September 30, 2014	June 30, 2014	December 31, 2013
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	224,566	251,561	219,126
Accounts receivable	145,028	153,226	176,265
Vessel held for sale (1)	6,758	—	—
Net investments in direct financing leases - current	5,777	5,537	5,104
Prepaid expenses	34,968	34,073	31,675
Due from affiliates	53,572	55,843	15,202
Current portion of derivative instruments	17	712	500
Other current assets	5,097	3,987	3,051

Total current assets	475,783	504,939	450,923

Vessels and equipment
At cost, less accumulated depreciation	2,942,497	2,931,060	3,059,770
Advances on newbuilding contracts and conversion costs	152,919	114,087	29,812
Investment in equity accounted joint venture	59,793	58,338	52,120
Net investments in direct financing leases	72,050	73,909	22,463
Derivative instruments	7,926	5,743	10,323
Deferred tax asset	6,686	8,106	7,854
Other assets	52,419	45,723	35,272
Intangible assets - net	7,417	8,423	10,436
Goodwill	129,145	129,145	127,113

Total assets	3,906,635	3,879,473	3,806,086

LIABILITIES AND EQUITY
Current
Accounts payable	22,630	16,754	15,753
Accrued liabilities	140,774	121,243	138,156
Deferred revenues	19,597	24,004	29,075
Due to affiliates	46,709	75,577	121,864
Current portion of long-term debt	376,025	339,087	806,009
Current portion of derivative instruments	63,106	63,136	47,944
Current portion of in-process revenue contracts	12,744	12,744	12,744

Total current liabilities	681,585	652,545	1,171,545

Long-term debt	2,211,618	2,204,394	1,562,967
Derivative instruments	170,359	154,681	121,135
In-process revenue contracts	79,017	82,230	88,550
Other long-term liabilities	38,954	27,441	23,984

Total liabilities	3,181,533	3,121,291	2,968,181

Redeemable non-controlling interest	17,286	15,149	16,564
Equity
Limited partners - common units (85.7 million and 85.5 million units issued and outstanding at September 30, 2014 and December 31, 2013, respectively)	499,155	523,500	621,002
Limited partners - preferred units (6.0 million and 6.0 million units issued and outstanding at September 30, 2014 and December 31, 2013, respectively)	144,800	144,800	144,800
General Partner	18,891	19,389	21,242

Partners’ equity	662,846	687,689	787,044

Non-controlling interests	44,970	55,344	34,297

Total equity	707,816	743,033	821,341

Total liabilities and total equity	3,906,635	3,879,473	3,806,086

(1)

Vessel held for sale represents one shuttle tanker, the Navion Norvegia, which is to be converted to an FPSO unit by our 50/50 joint venture with Odebrecht and is expected to commence its 12-year charter contract in early-2017.

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TEEKAY OFFSHORE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Nine Months Ended
	September 30, 2014	September 30, 2013(1)
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	35,366	36,303
Non-cash items:
Unrealized loss (gain) on derivative instruments	67,266	(71,152)
Equity income, net of dividends received of $7,390 (2013 - $nil)	(1,187)	(2,797)
Depreciation and amortization	146,721	147,931
Write-down of vessels	4,759	75,967
Deferred income tax expense (recovery)	887	(148)
Amortization of in-process revenue contracts	(9,532)	(9,532)
Foreign currency exchange gain and other	(28,667)	(33,575)
Change in non-cash working capital items related to operating activities	(105,368)	66,016
Expenditures for dry docking	(26,527)	(15,360)

Net operating cash flow	83,718	193,653

FINANCING ACTIVITIES
Proceeds from long-term debt	799,049	971,481
Scheduled repayments of long-term debt	(274,164)	(122,976)
Prepayments of long-term debt	(308,625)	(433,152)
Debt issuance costs	(10,555)	(13,371)
Equity contribution from Teekay Corporation to Dropdown Predecessor	—	5,596
Purchase of Voyageur LLC from Teekay Corporation (net of cash acquired of $0.9 million)	3,474	(239,036)
Equity contribution from joint venture partner	26,267	1,500
Proceeds from issuance of common units	7,784	65,124
Proceeds from issuance of preferred units	—	150,000
Expenses relating to equity offerings	(153)	(5,728)
Cash distributions paid by the Partnership	(160,926)	(141,783)
Cash distributions paid by subsidiaries to non-controlling interests	(19,828)	(4,190)
Other	684	—

Net financing cash flow	63,007	233,465

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(140,755)	(354,294)
Purchase of equity investment in Itajai FPSO joint venture (net of cash acquired of $1.3 million)	—	(52,520)
Proceeds from sale of vessels and equipment	—	27,986
Advances to joint venture partners and equity accounted joint ventures	(6,487)	—
Direct financing lease payments received	4,189	4,271
Acquisition of ALP Maritime Services B.V. (net of cash acquired of $0.3 million)	(2,322)	—
Acquisition of Logitel Offshore Holding AS (net of cash acquired of $8.1 million)	4,090	—

Net investing cash flow	(141,285)	(374,557)

Increase in cash and cash equivalents	5,440	52,561
Cash and cash equivalents, beginning of the period	219,126	206,339

Cash and cash equivalents, end of the period	224,566	258,900

(1)

In accordance with GAAP, the Consolidated Statement of Cash Flows for the nine months ended September 30, 2013 includes the cash flows relating to the Voyageur Spirit FPSO unit for the period from April 13, 2013 to May 2, 2013 (or the Dropdown Predecessor), when the vessel was under the common control of Teekay Corporation, but prior to its acquisition by the Partnership.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)

(in thousands of U.S. dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income (loss) attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Nine Months Ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (loss) – GAAP basis	30,144	(44,271)	35,366	36,303
Adjustments:
Net (income) loss attributable to non-controlling interests	(1,623)	18,483	(4,956)	13,432
Net loss attributable to Dropdown Predecessor	—	—	—	2,225

Net income (loss) attributable to the partners	28,521	(25,788)	30,410	51,960
Add (subtract) specific items affecting net income (loss):
Foreign currency exchange losses(1)	442	3,061	4,031	3,897
Unrealized (gains) losses on derivative instruments(2)	(5,690)	(37,416)	41,468	(102,412)
Acquisition, restructuring charges and other (3)	278	1,558	1,979	3,880
Write-down of vessels (4)	4,759	57,502	4,759	57,502
Realized loss on early swap termination (5)	—	31,798	—	31,798
Loss on bond repurchase (6)	—	—	—	1,759
Components of discontinued operations (7)	—	(565)	—	7,184
Realized (gains) losses on foreign currency forward contracts (8)	—	(1,080)	—	783
Non-controlling interests’ share of items above (9)	494	(18,553)	1,093	(17,275)

Total adjustments	283	36,305	53,330	(12,884)

Adjusted net income attributable to the partners (10)	28,804	10,517	83,740	39,076

(1)

Foreign exchange losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gains or losses related to the Partnership’s cross currency swaps and repurchase of Norwegian Kroner bonds and excludes the realized gains and losses relating to the cross currency swaps for outstanding Norwegian bonds of the Partnership.

(2)

Reflects the unrealized (gains) losses due to changes in the mark-to-market value of interest rate swaps and foreign exchange forward contracts that are not designated as hedges for accounting purposes, including the unrealized mark-to-market value of the interest rate swap within the Cidade de Itajai FPSO equity accounted joint venture and excluding amounts relating to the Dropdown Predecessor.

(3)

Other items for the three and nine months ended September 30, 2014 include a $0.3 million loss related to the revaluation of a contingent consideration payable in relation to the Partnership’s acquisition of Logitel. Other items for the nine months ended September 30, 2014 primarily include fees of $2.6 million associated with the Partnership’s acquisition of ALP, partially offset by a seafarer pension credit of $0.7 million. Other items for the three and nine months ended September 30, 2013 primarily include restructuring charges of $0.4 million relating to the reflagging of one shuttle tanker and $1.0 million related to a one-time business development fee paid to Teekay Corporation relating to the purchase of the Hi-Load DP unit. Other items also include restructuring charges of $2.1 million for the nine months ended September 30, 2013 relating to the reorganization of the Partnership’s shuttle tanker and conventional tanker marine operations.

(4)

Write-down of vessels for the three and nine months ended September 30, 2014 includes the impairment of one of the Partnership’s 1990s-built shuttle tankers to its estimated fair value. The write-down is the result of the pending expiration of the current contract for this vessel in December 2014, which is expected to be re-chartered at a lower rate. Write-down of vessels for the three and nine months ended September 30, 2013 includes the impairment of four of the Partnership’s shuttle tankers which were written down to their estimated fair value, including the impairment of $37.2 million of two shuttle tankers which the Partnership owns through a 50 percent-owned consolidated subsidiary.

(5)	Reflects the realized loss on the early termination of an interest rate swap.
(6)

Loss on bond repurchase for the nine months ended September 30, 2013 relates to the repurchase of NOK 388.5 million of the Partnership’s then existing NOK 600 million bond issue at a premium in January 2013.

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(7)

Related to components of net loss from discontinued operations. The results for the three months ended September 30, 2013 include a gain on sale of the Gotland Spirit. In addition, the results for the nine months ended September 30, 2013 include the termination fees received from Teekay Corporation upon cancellation of the Poul Spirit and the Gotland Spirit time-charter contracts, partially offset by the write downs of the Poul Spirit and the Gotland Spirit to their estimated fair value in conjunction with the termination of their charter contracts and the loss on sale of the Poul Spirit.

(8)	Reflects the realized (gains) losses on foreign currency forward contracts entered into for the purchase of the Hi-Load DP unit from Remora AS that is not designated as hedges for accounting purposes.
(9)

Items affecting net income (loss) include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income (loss) are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

(10)

Adjusted net income (loss) attributable to the partners excludes indemnification payments from Teekay Corporation relating to the loss of revenues and certain unrecovered vessel operating expenses for the Voyageur Spirit FPSO, which for the nine months ended September 30, 2014 was $3.5 million and for the three and nine months ended September 30, 2013 was $13.0 million and $30.0 million, respectively.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

DISTRIBUTABLE CASH FLOW

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income (loss) adjusted for depreciation and amortization expense, non-controlling interests, non-cash items, distributions relating to equity financing of newbuilding installments and on our preferred units, vessel and business acquisition costs, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, non-cash income taxes, foreign currency and unrealized foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by GAAP and should not be considered as an alternative to net income (loss) or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income (loss) for the quarters ended September 30, 2014 and September 30, 2013, respectively.

	Three Months Ended
	September 30, 2014	September 30, 2013
	(unaudited)	(unaudited)
Net income (loss)	30,144	(44,271)

Add (subtract):
Depreciation and amortization	49,759	51,920
Write-down of vessels	4,759	57,502
Partnership’s share of equity accounted joint venture’s distributable cash flow net of estimated maintenance capital expenditures (1)	2,774	2,162
Distributions relating to equity financing of newbuildings and conversion costs	1,678	3,331
Realized loss on termination of interest rate swap	—	31,798
Indemnification from Teekay Corporation relating to the Voyageur Spirit FPSO (2)	—	13,000
Non-cash items in discontinued operations (3)	—	(565)
Equity income from joint venture	(2,486)	(1,199)
Distributions relating to preferred units	(2,719)	(2,719)
Unrealized gains on derivative instruments (4)	(4,645)	(37,478)
Estimated maintenance capital expenditures (2)	(28,979)	(27,065)
Foreign currency exchange and other, net	(729)	917

Distributable Cash Flow before Non-Controlling Interests	49,556	47,333
Non-controlling interests’ share of DCF	(4,393)	(4,354)

Distributable Cash Flow	45,163	42,979

(1)

Estimated maintenance capital expenditures relating to the Partnership’s equity accounted joint venture for the three months ended September 30, 2014 and 2013 were $1.0 million and $0.9 million, respectively.

(2)

Indemnification payments from Teekay Corporation for the loss of revenues and certain unrecovered vessel operating expenses for the Voyageur Spirit FPSO are effectively treated as a reduction to estimated maintenance capital expenditures in the third quarter of 2013, since the indemnification payments are effectively treated as a reduction to the purchase price of the Voyageur Spirit FPSO. Estimated maintenance capital expenditures excludes the estimated maintenance capital expenditures of the equity accounted joint venture, which are deducted from the equity accounted joint venture’s distributable cash flow.

(3)	Includes depreciation and gain on sale of a vessel included within discontinued operations.
(4)	Derivative instruments include interest rate swaps and foreign exchange forward contracts.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX C - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

NET REVENUES

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Net Revenues

Net revenues represents revenues less voyage expenses (recoveries), which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies, however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended September 30, 2014
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Revenues	145,043	92,801	12,786	7,812	258,442
Voyage expenses	(26,233)	—	(1,038)	(1,351)	(28,622)

Net revenues	118,810	92,801	11,748	6,461	229,820

	Three Months Ended September 30, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Revenues	139,554	73,908	14,151	7,948	235,561
Voyage expenses	(27,108)	—	(22)	(1,119)	(28,249)

Net revenues	112,446	73,908	14,129	6,829	207,312

	Nine Months Ended September 30, 2014
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Revenues	435,369	259,922	38,748	25,039	759,078
Voyage expenses	(82,858)	—	(1,210)	(4,264)	(88,332)

Net revenues	352,511	259,922	37,538	20,775	670,746

	Nine Months Ended September 30, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Revenues	403,126	196,853	44,344	25,762	670,085
Voyage (expenses) recoveries	(71,677)	—	463	(3,256)	(74,470)

Net revenues	331,449	196,853	44,807	22,506	595,615

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX D – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. dollars)

	Three Months Ended September 30, 2014
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Net revenues (See Appendix C)	118,810	92,801	11,748	6,461	229,820
Vessel operating expenses	(38,970)	(43,141)	(7,969)	(1,558)	(91,638)
Time-charter hire expense	(7,085)	—	—	—	(7,085)
Depreciation and amortization	(27,727)	(18,186)	(2,232)	(1,614)	(49,759)
General and administrative	(7,332)	(5,143)	(768)	(795)	(14,038)
Write-down of vessel	(4,759)	—	—	—	(4,759)

Income from vessel operations	32,937	26,331	779	2,494	62,541

	Three Months Ended September 30, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Net revenues (See Appendix C)	112,446	73,908	14,129	6,829	207,312
Vessel operating expenses	(37,221)	(42,773)	(7,547)	(1,494)	(89,035)
Time-charter hire expense	(14,142)	—	—	—	(14,142)
Depreciation and amortization	(29,720)	(17,789)	(2,736)	(1,675)	(51,920)
General and administrative	(6,172)	(5,231)	(11)	(1,186)	(12,600)
Write-down of vessels	(57,502)	—	—	—	(57,502)
Restructuring charge	(449)	—	—	—	(449)

(Loss) income from vessel operations	(32,760)	8,115	3,835	2,474	(18,336)

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX E - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH FLOW FROM VESSEL OPERATIONS FROM CONSOLIDATED VESSELS

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Consolidated Vessels

Cash flow from vessel operations from consolidated vessels represents income from vessel operations before depreciation and amortization expense, write-down of vessels and amortization of deferred gains, and includes the realized (losses) gains on the settlement of foreign exchange forward contracts, and cash flow from vessel operations relating to its discontinued operations and adjustments for direct financing leases to a cash basis. Cash flow from vessel operations is included because certain investors use this data to measure a company’s financial performance. Cash flow from vessel operations is not required by GAAP and should not be considered as an alternative to net income (loss) or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended September 30, 2014
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	32,937	26,331	779	2,494	62,541
Depreciation and amortization	27,727	18,186	2,232	1,614	49,759
Realized (losses) gains from the settlements of non-designated foreign exchange forward contracts	(331)	53	—	—	(278)
Amortization of non-cash portion of revenue contracts	—	(3,212)	—	—	(3,212)
Write-down of vessel	4,759	—	—	—	4,759
Falcon Spirit revenue accounted for as direct financing lease	—	—	(1,104)	—	(1,104)
Falcon Spirit cash flow from time-charter contracts	—	—	2,165	—	2,165

Cash flow from vessel operations from consolidated vessels	65,092	41,358	4,072	4,108	114,630

	Three Months Ended September 30, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Total
(Loss) income from vessel operations (See Appendix D)	(32,760)	8,115	3,835	2,474	(18,336)
Depreciation and amortization	29,720	17,789	2,736	1,675	51,920
Realized losses from the settlements of non-designated foreign exchange forward contracts	(326)	(34)	—	—	(360)
Amortization of intangible and non-cash portion of revenue contracts	—	(3,247)	—	—	(3,247)
Write-down of vessels	57,502	—	—	—	57,502
Falcon Spirit revenue accounted for as direct financing lease	—	—	(1,280)	—	(1,280)
Falcon Spirit cash flow from time-charter contracts	—	—	2,147	—	2,147
Cash flow from discontinued operations	—	—	—	(877)	(877)

Cash flow from vessel operations from consolidated vessels	54,136	22,623	7,438	3,272	87,469

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX F - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH FLOW FROM VESSEL OPERATIONS FROM EQUITY ACCOUNTED VESSEL

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Equity Accounted Vessel

Cash flow from vessel operations from equity accounted vessel represents income from vessel operations before depreciation and amortization expense. Cash flow from equity accounted vessel represents the Partnership’s proportionate share of cash flow from vessel operations from its equity-accounted vessel, the Cidade de Itajai FPSO unit. Cash flow from vessel operations from equity accounted vessel is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity accounted joint venture. Cash flow from vessel operations from equity accounted vessel is not required by GAAP and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended		Three Months Ended
	September 30, 2014		September 30, 2013
	(unaudited)		(unaudited)
	At 100%	Partnership’s 50%	At 100%	Partnership’s 50%
Voyage revenues	19,456	9,728	18,167	9,084
Vessel and other operating expenses	(8,367)	(4,184)	(7,480)	(3,740)
Depreciation and amortization	(4,760)	(2,380)	(3,615)	(1,807)
General and administrative	(76)	(38)	(984)	(492)

Income from vessel operations of equity accounted vessel	6,253	3,126	6,088	3,045

Net interest expense	(2,009)	(1,005)	(2,387)	(1,194)
Realized and unrealized gains (losses) on derivative instruments	524	262	(1,742)	(871)

Total other items	(1,485)	(743)	(4,129)	(2,065)

Net income / equity income of equity accounted vessel before income tax expense	4,768	2,383	1,959	980
Income tax recovery	204	103	439	219

Net income / equity income of equity accounted vessel	4,972	2,486	2,398	1,199

Income from vessel operations	6,253	3,126	6,088	3,045
Depreciation and amortization	4,760	2,380	3,615	1,807

Cash flow from vessel operations from equity accounted vessel	11,013	5,506	9,703	4,852

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s growth projects, including new organic offshore projects and future acquisitions, and the impact of these projects on the Partnership’s future distributable cash flows; the timing of newbuilding and conversion vessel deliveries and commencement of their respective time-charter contracts; the Partnership’s acquisition of future Hi-Load projects and potential for improved features of new Hi-Load DP vessel designs; the impact on cash flow from the Hi-Load DP unit delay; the timing and purchase price of the Partnership’s acquisition of six towing and anchor handling vessels; the timing and certainty of entering into charter contracts for the FAU newbuildings prior to their deliveries; the estimated cost of building or converting vessels or offshore units; the timing and certainty of the Partnership, through its joint venture with Odebrecht, achieving the final contract signing with Petrobras for the Libra FPSO project; the Partnership’s potential acquisition of the Petrojarl Knarr FPSO, including the purchase price, the timing of completion of field installation and contract start-up for this FPSO unit, the timing and certainty of the Partnership completing the acquisition, and the consideration for the acquisition; and the potential for Teekay Corporation or third parties to offer additional vessels or projects to the Partnership and the Partnership agreeing to acquire such vessels or projects. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; different-than-expected levels of oil production in the North Sea and Brazil offshore fields; potential early termination of contracts; shipyard delivery or vessel conversion delays and cost overruns; failure by the Partnership to secure charter contracts for FAU newbuildings; changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; delays in the commencement of time-charters; the inability to successfully complete the operational testing of the Hi-Load DP unit and achieve final acceptance of the unit from Petrobras, including the impact on cash flow from delays; inability of Remora to develop innovations for future Hi-Load DP unit designs; failure of the Partnership to receive offers for additional vessels or offshore units from Teekay Corporation, Sevan, Remora or third parties; failure to develop new offshore projects with Odebrecht in Brazil; failure by the Partnership to complete the acquisition of the six towing and anchor handling vessels, including the transition of technical and commercial management of the vessels to ALP; failure by the Partnership’s joint venture with Odebrecht to complete and sign the final contract with Petrobras for the Libra FPSO project; potential delays in the commencement of operations of the Petrojarl Knarr FPSO unit; failure to obtain required approvals by the Conflicts Committee of Teekay Offshore’s general partner to approve the acquisition of vessels offered from Teekay Corporation, or third parties, including the Petrojarl Knarr FPSO offer; the Partnership’s ability to raise adequate financing to purchase additional assets and complete organic growth projects; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2013. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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